1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

November 18, 2022

VIA EDGAR

Ms. Deborah L. O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)
(Securities Act File No. 333-179904 and
Investment Company Act File No. 811-22649)
Post-Effective Amendment No. 641

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 641 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares U.S. Tech Independence Focused ETF, (“IETC”) and iShares U.S. Consumer Focused ETF (“IEDI”) (each, a “Fund”). Each Fund is a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on November 2, 2022. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the applicable Fund’s prospectus unless otherwise defined in this letter and each comment applies to both Funds unless the comment indicates otherwise.

Please note that comments 1 and 2 apply to both Funds:

Comment 1:

Please include the Fund’s completed fee table, cost example, and performance presentation with the comment response letter filed at least one week prior to the effectiveness date of the registration statement.

Response:	The requested information has been provided.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

November 18, 2022

Comment 2:	Please reorder the principal risks in order of importance for the top 2-3 risks rather than listing all of the risks alphabetically.

Response:

The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks,” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 3:

For the iShares U.S. Tech Independence Focused ETF, the Principal Investment Strategies state that the Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in the “Evolved Technology Sector.” Please address whether “additional companies that are related to technology, infrastructure and security” are included in the Evolved Technology Sector for purposes of the 80% test and, if so, how infrastructure companies and security companies have a sufficient nexus to the name of the fund. Please also clarify the meaning of “infrastructure” and “security” as each term is used in the prior sentence, specifically addressing how these terms are related to technology for purposes of the “Names Rule.”

Response:

The Fund uses additional screens to include companies related to technology, infrastructure, and security (Additional Companies”). The Additional Companies are not included in the Evolved Technology Sector for the purposes of the 80% test. The Principal Investment Strategies section of the summary prospectus and prospectus and the Investment Strategies and Risks of the Funds section of the SAI have been revised to clarify that the Additional Companies are companies related to technology, technology infrastructure and technology security. Additions to the text are noted in bold and underlined text; deletions are indicated using ~~italics and strikethrough~~ text.

Summary Prospectus and Prospectus

Principal Investment Strategies

The Fund uses additional screens to include companies that are related to technology, technology infrastructure and technology security. . . .While the Fund is actively managed, the Fund generally allocates its investments to securities of its Evolved Sector and the additional companies related to technology, technology infrastructure and technology security, on a market capitalization basis (based on the available free floating capitalization) while modifying allocations to companies based on their Technology Independence~~t~~ Score.

. . . .

Securities and Exchange Commission

November 18, 2022

The Fund will hold common stock of those companies that fall into the Technology Evolved Sector, as well as additional companies that are related to technology, technology infrastructure and technology security, while targeting increased exposure to companies with higher Technology Independence Scores relative to the Technology Evolved Sector.

Prospectus

More Information About the Fund

The Fund uses additional screens to include companies that are related to technology, technology infrastructure and technology security.

. . . .

The Fund will hold common stock of those companies that fall into the Technology Evolved Sector as well as additional companies that are related to technology, technology infrastructure and technology security, while targeting increased exposure to companies with higher Technology Independence Scores relative to the Technology Evolved Sector.

SAI

Investment Strategies and Risks of the Funds

While the iShares U.S. Tech Independence Focused ETF is actively managed, the Fund generally allocates its investments to securities of its Evolved Sector and the additional companies related to technology, technology infrastructure and technology security, on a market capitalization basis (based on the available free floating capitalization) while modifying allocations to companies based on their Technology Independent Score.

. . . .

The iShares U.S. Tech Independence Focused ETF will hold common stock of those companies that fall into the Technology Evolved Sector, as wells as additional companies that are related to technology, technology infrastructure and technology security, while targeting increased exposure to companies with higher Technology Independence Scores relative to the Technology Evolved Sector.

Securities and Exchange Commission

November 18, 2022

Comment 4:

The iShares U.S. Tech Independence Focused ETF may invest in small, mid and large-cap stocks, but only Large-Capitalization Companies Risk is included as a principal risk. Please add Small-Capitalization Companies Risk and Mid-Capitalization Companies Risk if they are principal risks of the Fund.

Response:

The Trust respectfully notes that, as of October 31, 2022, the Fund does not expect to have principal exposure to small-cap or mid-cap stocks. As of October 31, 2022, approximately 3 percent of the Fund is expected to be comprised of mid-cap stocks, and less than 2 percent of the Fund is expected to be comprised of small-cap stocks.

Comment 5:

For the iShares U.S. Consumer Focused ETF, the Principal Investment Strategies state that the Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in U.S. listed common stock of discretionary spending companies as defined by a proprietary classification system (“Discretionary Spending Evolved Sector”), while targeting increased exposure to U.S. companies with a greater proportion of consumer spending revenues and consumer goods and service production in the U.S. Please address how “discretionary spending companies” have a sufficient nexus to the name of the fund, in light of the term “Consumer” in the fund name. Please also address how “targeting increased exposure to U.S. companies with a greater proportion of consumer spending revenues and consumer goods and service production in the U.S.” causes the fund to meet the 80% test under the “Names Rule.”

Response:

The term “discretionary spending companies” refers to consumer discretionary spending companies, as defined by a proprietary classification system. To clarify, the Trust has added the term “consumer” in front of “discretionary spending” in the Principal Investment Strategies section of the summary prospectus and prospectus and the Investment Strategies and Risks of the Funds section of the SAI, as shown below. Additions to the text are noted in bold and underlined text.

Summary Prospectus and Prospectus

Principal Investment Strategies

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in U.S. listed common stock of large-, mid- and small-capitalization consumer discretionary spending companies, as defined by a proprietary classification system (“Consumer Discretionary Spending Evolved Sector”), while targeting increased exposure to U.S. companies with a greater proportion of consumer spending revenues and consumer goods and service production in the U.S. relative to the Consumer Discretionary Spending Evolved Sector. The Consumer Discretionary Spending Evolved Sector classification process, which uses data analysis tools consisting, in part, of machine learning, natural language processing (“NLP”) and clustering algorithms to allocate companies to one or more sectors according to a proprietary classification system, is forward looking and evolves as companies evolve.

. . . .

Securities and Exchange Commission

November 18, 2022

The Fund’s allocation rules additionally utilize proprietary data to target increased exposure to U.S. listed companies with a greater proportion of consumer spending revenues and consumer goods and services production in the U.S. relative to the Consumer Discretionary Spending Evolved Sector (“US Consumer Score”).

. . . .

The Fund will hold common stock of those companies that fall into the Consumer Discretionary Spending Evolved Sector, while targeting increased exposure to companies with higher US Consumer Scores relative to the Consumer Discretionary Spending Evolved Sector. Companies in the Consumer Discretionary Spending Evolved Sector have economic characteristics that have been historically correlated with companies traditionally defined as consumer discretionary companies.

Prospectus

More Information About the Fund

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in U.S. listed common stock of large-, mid- and small-capitalization consumer discretionary spending companies, as defined by a proprietary classification system, while targeting increased exposure to U.S. companies with a greater proportion of consumer spending revenues and consumer goods and service production in the U.S. relative to the Consumer Discretionary Spending Evolved Sector.

. . . .

The Consumer Discretionary Spending Evolved Sector classification process, which uses data analysis tools consisting, in part, of machine learning, NLP and clustering algorithms to allocate companies to one or more sectors according to a proprietary classification system, is forward looking and evolves as companies evolve.

. . . .

The Fund’s allocation rules additionally utilize proprietary data to target increased exposure to U.S. listed companies with a greater proportion of consumer spending revenues and consumer goods and services production in the U.S. relative to the Consumer Discretionary Spending Evolved Sector.

Securities and Exchange Commission

November 18, 2022

SAI

Investment Strategies and Risks of the Funds

The iShares U.S. Consumer Focused ETF seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in U.S. listed common stock of large-, mid- and small-capitalization consumer discretionary spending companies, as defined by a proprietary classification system, while targeting increased exposure to U.S. companies with a greater proportion of consumer spending revenues and consumer goods and service production in the U.S. relative to the proprietary classification system.

. . . .

The iShares U.S. Consumer Focused ETF will hold common stock of those companies that fall into the Consumer Discretionary Spending Evolved Sector while targeting increased exposure to companies with higher US Consumer Scores relative to the Consumer Discretionary Spending Evolved Sector. Companies in the Consumer Discretionary Spending Evolved Sector have economic characteristics that have been historically correlated with companies traditionally defined as consumer discretionary companies.

Comment 6:

The iShares U.S. Consumer Focused ETF may invest in small, mid and large-cap stocks, but only Large-Capitalization Companies Risk and Mid-Capitalization Companies Risk are included as risks in the prospectus. Please confirm Small-Capitalization Companies Risk should not be included in the prospectus.

Response:

The Trust respectfully notes that, as of October 31, 2022, the Fund does not expect to have principal exposure to small-cap stocks. As of October 31, 2022, less than 2 percent of the Fund is expected to be comprised of small-cap stocks.

*    *    *    *

Securities and Exchange Commission

November 18, 2022

Sincerely,

/s/ Anne C. Choe
Anne C. Choe

cc:	Marisa Rolland
Adithya Attawar
Jennifer Kerslake
Michael Gung
George Rafal
Luis Mora
Toree Phuong Ho
Alexis Hassell